21 May 2003

03 JUN -4 AM 7:21



03022525



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Joint Venture Agreement with Mr Daivid Tao and V-Venture Limited

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

dw 6/11

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan

MASNET No. 63 OF 20.05.2003
Announcement No. 66

WANT WANT HOLDINGS LTD

JOINT VENTURE AGREEMENT WITH MR DAVID TAO AND V-VENTURE LIMITED

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that it has entered into a joint venture agreement (the "JV Agreement") with Mr David Tao and V-Venture Limited ("V-Venture"), to set up a joint venture company in Singapore, known as "Long Run Studios International Pte Ltd" (the "Joint Venture Company").

The Joint Venture Company has an authorized capital of US$ 3 million and a paid-up capital of US$1.34 million. The Company owns 60.3% of the share capital, Mr Tao holds 12.9% and V-Venture holds 26.8% of the share capital. The Joint Venture Company will incorporate a fully owned subsidiary in China to facilitate its operations there.

The Joint Venture Company will also acquire at par value the capital in a Taiwan incorporated company named "MON-MON Media Technology Corporation Ltd" which has similar activities, from its shareholders comprising China Electronics Corporations (35%), Mr David Tao and his related parties (32.6%) and Wal Tech International Corporations (32.4%). Along with the acquisition, the Joint Venture Company will take over the business and management of MON-MON Media Technology Corporation Ltd.

The principal activities of the Joint Venture Company comprise mainly the import, export, making, exhibition and distribution of films, videos, multi-media products, performances, advertisements and other related products and services. The joint venture will initially focus on creating animations for the China market using the Group's "Yappy" brand. Characters will be created and developed into a cartoon series for television broadcast and will be further distributed via other media such as video CD and digital CD. In addition, the characters will also be featured in other multi-media products such as video games and further promoted via other consumer products such as toys and clothing. These various product plans will be implemented in phases and geographical regions. The Group will license the intellectual property rights of its " Yappy" brand to the Joint Venture Company for a royalty which is tied to the profits of the Joint Venture Company.

The Group considers this joint venture to benefit the strategic development of its businesses. The joint venture is expected to enhance the Group's marketing abilities by opening up more avenues for brand promotions through the various media, thereby strengthening its brands beyond the traditional medium such as product promotion and advertisements. It is also expected to bring about more effective brand building and more effective reach to the Group's target consumers and allow the Group to leverage on its brand equity to expand into other consumer products.

WANT WANT HOLDINGS LTD

(Incorporated in the Republic of Singapore)

EXTRAORDINARY GENERAL MEETING
FRIDAY, 16TH MAY 2003

POLL VOTING SLIP

PART A

(to be used by Individual Shareholder)

Name of Shareholder NRIC / PP No.		
Special Resolution	**FOR** No. of Shares	**AGAINST** No. of Shares
To authorize the alterations to the Articles of Association of the Company		

Signature of Shareholder

PART B

(to be used by Corporate Representative / Proxy)

Name of Corporate Representative / Proxy : ______

NRIC / PP No : ______

Name of Shareholder NRIC / PP No. / Company Registration No.		
Special Resolution	**FOR** No. of Shares	**AGAINST** No. of Shares
To authorize the alterations to the Articles of Association of the Company		

Signature of Corporate Representative / Proxy

The Group felt that this is an opportune time to capitalize on the opportunities now as China is starting to open up the media sector to foreign operators. In addition, one of the shareholders of the Joint Venture Company, Mr David Tao will be appointed as the general manager for the joint venture's China operations. Mr David Tao is a well known celebrity in the Taiwan entertainment industry. He has worked in Walt Disney in the United States and has accumulated more than thirty years of experience in producing and hosting various award winning children programmes. The Group believes the joint venture will bring about tangible and intangible benefits to the Group.

The transaction is not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2003. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng I, Group Vice President and Director on 20/05/2003 to the SGX

WANT WANT HOLDINGS LTD

(Incorporated in the Republic of Singapore)

EXTRAORDINARY GENERAL MEETING
FRIDAY, 16TH MAY 2003

POLL VOTING SLIP

PART A

(to be used by Individual Shareholder)

Name of Shareholder NRIC / PP No.		
Special Resolution	**FOR** No. of Shares	**AGAINST** No. of Shares
To authorize the alterations to the Articles of Association of the Company		

Signature of Shareholder

PART B

(to be used by Corporate Representative / Proxy)

Name of Corporate Representative / Proxy : ____________________

NRIC / PP No : ____________________

Name of Shareholder NRIC / PP No. / Company Registration No.		
Special Resolution	**FOR** No. of Shares	**AGAINST** No. of Shares
To authorize the alterations to the Articles of Association of the Company		

Signature of Corporate Representative / Proxy